Interbrew

THE WORLD'S LOCAL BREWER

02 NOV 20 AM 9:47

02060492

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 15 November 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

PRESS RELEASE

Interbrew selected preferred bidder for Brauergilde Hannover AG

Brussels,15 November 2002

Interbrew, The World's Local Brewer©, is pleased to announce that the Management Board and Supervisory Board of Brauergilde Hannover AG have decided to support the offer of Interbrew Deutschland Holding for up to 100% of the issued shares of Brauergilde Hannover AG, located in Lower-Saxony (Germany), which itself owns 85.4% of Gilde Brauerei AG. The offer is conditional upon Interbrew acquiring at least 50.1% of the shares of Brauergilde Hannover AG and on obtaining clearance by the relevant competition authorities.

During the Extraordinary General Assembly of the shareholders of Brauergilde Hannover AG, held today in Hannover, important resolutions have been adopted to modify selected articles of the company's by-laws. This was a necessary step for the offer to go through. Also, a majority of the shareholders of Brauergilde Hannover AG, who were present at the Assembly, have expressed their support for Interbrew's offer.

The value of 100% of the shares of Brauergilde Hannover AG is 523 million euro, based on today's offer price to the shareholders of Brauergilde Hannover AG (275,000 euro per share of 2,500 euro nominal value and 137,500 euro per share of 1,250 euro nominal value). Taking into account the value of treasury shares for 32 million euro, Interbrew would pay the public shareholders a total consideration of 491 million euro, should all shareholders decide to accept the offer.

Assuming control of Brauergilde Hannover AG has been attained, Interbrew Deutschland Holding will launch a mandatory offer for the remaining 15% of the outstanding shares (free float) of Gilde Brauerei AG, according to the German takeover act.

Therefore, the total equity value of both transactions is estimated at approximately 575 million euro. The equivalent enterprise value after adjustments for cash and non-operational real estate investments is 475 million euro.

Last year Gilde Brauerei had a net turnover of 271 million euro and 63 million euro of EBITDA on a German GAAP basis. Interbrew estimates that this would equate to approximately 55 million euro of EBITDA in 2001 on an IAS basis. Based on the above enterprise value and on an IAS adjusted EBITDA, the EBITDA multiple for the entire transaction would be 8.6x.

With a total market share of 3.7%, Gilde Brauerei is one of the most profitable and fastest growing brewers in Germany. It enjoys a unique position in the city of Hannover with its Gilde brand and its premium lager Hasseröder is amongst the leading brands in the North-Eastern part of Germany. Important local brands such as Gilde Ratskeller, Gilde Pilsener, Lindener Spezial and Wolters complement the brand portfolio. Total sales volume in 2001 was 4.5 million hectolitres.

The acquisition would create a perfect fit with Interbrew's local platform in Germany and provide new opportunities to secure the brewery's future development. The transaction would provide a portfolio focused on the Gilde and Hasseröder brands, which are fully complementary with Beck's and Diebels.

"We are convinced that we can bring a lot of value to Gilde Brauerei." said Hugo Powell, Chief Executive Officer of Interbrew." This is a strong and profitable and well run brewery with outstanding brands. We look forward to work with all local constituencies to the benefit of the brewery, its employees and its local environment."

Interbrew - *The World's Local Brewer©*

Interbrew, The World's Local Brewer©, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com